NEWS
Client:	AMERICAN ISRAELI PAPER MILLS LTD.
Agency Contact:	PHILIP Y. SARDOFF
For Release:	IMMEDIATE

Y. Yerushalmi, Chairman of the Board and CEO of American Israeli
Paper Mills Ltd., to retire as CEO
will continue as active Chairman of the Board.

- Board appoints Avi Patir as CEO -

Hadera, Israel, December 2, 2002 - American Israeli Paper Mills Ltd. [AIPM] (ASE:AIP) announced that the Board of Directors of AIPM Group at a meeting today has accepted Mr. Yaki Yerushalmi's request to end his role as CEO of the Group.
Mr. Yerushalmi is currently serving as Chairman of the Board and CEO of the AIPM Group.
Mr. Yerushalmi will continue to serve as an active chairman of the AIPM Group, will be responsible for the strategic development of the Group, and will further develop the ties with its international partners.
Mr. Avi Patir has been appointed as CEO of the AIPM Group.
Mr. Patir, 54, is the CEO of BARAK (a leading Israeli provider of international telecommunications services company) since it was established in 1997. Prior, Mr. Patir served for four years as Deputy General Manager for planning and engineering in the BEZEQ Company, Israel's national telecommunications provider.

AIPM Group is a strong and solid business entity comprised of 7 divisions, most of them having partnerships with leading global corporations. The success of the partnerships, relying on the human factor in the Group, provides the base for continued growth and development for further regional expansion.

The Board of Directors has expressed deep appreciation to Mr. Yerushalmi for his contribution as CEO in navigating and developing the Group during the last 13 years, and also thanked the workers and managers accompanying him. The Board of Directors wished success to Mr. Patir in his new task.

The above personnel changes shall take place during the first quarter of 2003. The Company shall announce the exact date as soon as it is decided.